As filed with the U.S. Securities and Exchange Commission on December 16, 2022

Registration No.  333-198623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

NOVARTIS AG

(Exact name of issuer of deposited securities as specified in its charter)

Novartis Inc.

(Translation of issuer's name into English)

Switzerland

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Karen L. Hale

Chief Legal Officer

Novartis AG

Lichtstrasse 35

CH-4056 Basel, Switzerland

Telephone: +41 61 324 1111

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐     immediately upon filing

☐     on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of Novartis AG.	N/A	N/A	N/A	N/A

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) (10), (11), (13) and (21)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (21)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (14), (17), (19) and (20)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Novartis AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s internet website, currently located at www.sec.gov.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement among Novartis AG (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a)(1).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement among Novartis AG, JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 16, 2022.

Legal entity created by the Second Amended and Restated Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

	By:	/s/ Lisa M. Hayes
Name: Lisa M. Hayes
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Novartis AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Basel, Switzerland, on December 16, 2022.

NOVARTIS AG

By:	/s/ Harry Kirsch
	Name:	Harry Kirsch
	Title:	Chief Financial Officer

By:	/s/ Karen L. Hale
	Name:	Karen L. Hale
	Title:	Chief Legal Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harry Kirsch, Karen L. Hale, Daniel Weiss, Christian Rehm, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons on December 16, 2022, in the capacities indicated.

SIGNATURES

	Signature	Title

/s/ Vasant Narasimhan
Vasant Narasimhan, M.D.		Chief Executive Officer (principal executive officer)

/s/ Harry Kirsch
Harry Kirsch		Chief Financial Officer (principal financial and accounting officer)

/s/ Joerg Reinhardt
Joerg Reinhardt, Ph.D.		Chairman of the Board of Directors

/s/ Simon Moroney
Simon Moroney, D.Phil.		Vice-Chairman of the Board of Directors

/s/ Nancy C. Andrews
Nancy C. Andrews, M.D., Ph.D.		Director

/s/ Ton Buechner
Ton Buechner		Director

/s/ Patrice Bula
Patrice Bula		Director

/s/ Elizabeth Doherty
Elizabeth Doherty		Director

/s/ Ana de Pro Gonzalo
Ana de Pro Gonzalo		Director

/s/ Bridgette Heller
Bridgette Heller		Director

/s/ Daniel Hochstrasser
Daniel Hochstrasser		Director

/s/ Frans van Houten
Frans van Houten		Director

/s/ Andreas von Planta
Andreas von Planta, Ph.D.		Director

/s/ Charles L. Sawyers
Charles L. Sawyers, M.D.		Director

/s/ William T. Winters
William T. Winters		Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Novartis AG, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in East Hanover, New Jersey, on December 16, 2022.

Authorized U.S. Representative

/s/ Jaime Huertas
Name: Jaime Huertas

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Second Amended and Restated Deposit Agreement among Novartis AG, JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.